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SECURI[barcode] 02019315 MISSION

Washington

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ________ (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Colonial Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D. Zaidman CPA P.C.

(Name — *if individual, state last, first, middle name)*

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 7 2002
THOMSON FINANCIAL P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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AMERICAN COLONIAL CORP.
Financial Statements
December 31, 2001

CONTENTS

D. Zaidman CPA, P.C.
CPAs and Business Consultants
175 Great Neck Road, Great Neck, New York 11021
Tel: 516-829-4706 Fax: 516-829-4708 E-mail: dzaidman@home.com

Board of Directors and Shareholder
American Colonial Corp.

We have audited the accompanying balance sheet of American Colonial Corp. as of December 31, 2001, and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Colonial Corp. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

D. ZAIDMAN, CPA P.C.
Great Neck, New York
February 28, 2002

AMERICAN COLONIAL CORP.
Balance Sheet
December 31, 2001

ASSETS

Current Assets:		
Cash	$	6,281
TOTAL ASSETS	$	6,281

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued expenses	$	1,100
Stockholder's Equity:		
Common stock - - authorized 1,000 shares, no par value; 100 shares issued and outstanding		100
Paid in capital		50,910
Retained earnings (deficit)		(45,829)
Total Stockholders' Equity		5,181
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	6,281

See accountant's report and notes to financial statements

AMERICAN COLONIAL CORP.
Statement of Income and Retained Earnings
For the Year Ended December 31, 2001

Revenues	$ ----
Expenses:	
Office supplies and expenses	3,052
Licensing	1,868
Advertising and Promotions	1,725
Auto and travel	9,271
Professional fees	1,750
Sales training	404
Contributions	1,400
Dues and memberships	875
Insurance	1,667
Telephone	2,597
Rent	600
Printing	1,634
Miscellaneous	1,595
Taxes	250
Total expenses	28,688
NET LOSS	(28,688)
RETAINED EARNINGS (DEFICIT) - BEGINNING	**(17,141)**
RETAINED EARNINGS (DEFICIT) - ENDING	**$ (45,829)**

AMERICAN COLONIAL CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock				Additional		
	Number of shares		Amount		Paid-In Capital		Retained Earnings
Balance January 1, 2001	100	$	100	$	24,910	$	(17,141)
Additional investment					26,000		
Net loss							(28,688)
Balance, December 31, 2001	100	$	100	$	50,910	$	(45,829)

See accountants' report and notes to financial statements

AMERICAN COLONIAL CORP.

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities:		
Net income (loss)	$	(28,688)
Changes in operating assets and liabilities:		
Increase in accrued expenses		1,100
Net cash provided by operating activities		(27,588)
Cash flows from financing activities:		
Contribution to capital		26,000
Net cash provided by financing activities		26,000
Net decrease in cash		(1,588)
Cash at beginning of year		7,869
Cash at end of year	$	6,281

NOTE 1 – SUMMARY of SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

American Colonial Corp. (the Company) was formed on January 27, 2000 in the state of Connecticut. The company registered with the Securities and Exchange Commission on August 17, 2000 to operate as a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership on August 17, 2000.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The stockholder of the company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. No provision for federal or state income taxes has been recorded in these financial statements because the stockholder is personally liable for such taxes on his individual income tax return.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

NOTE 2 – MINIMUM CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1, the corporation is required to maintain net capital of not less than $5,000 in 2001. At December 31, 2001, the corporation's net capital as defined by SEC Rule 15c3-1 was $5181.

NOTE 3 – SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for interest	$	----
Cash payments for taxes	$	250

SCHEDULE I
AMERICAN COLONIAL CORP.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2001

Net Capital:	
Total Stockholder's equity	$ 5,181
Aggregate indebtedness	$ ----
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 181
Ratio: Aggregate indebtedness to net capital	0 to 1
Reconciliation with company's computation	
(included in Part II of Form X-17-A-5 as of December 31, 2001):	
Net capital, as reported in company's Part II (unaudited) FOCUS report	$ 5,181

No material differences existed between the audited computation of net capital and the company's Part II (unaudited) report.

SCHEDULE II
AMERICAN COLONIAL CORP.
Report of Material Inadequacies
As of December 31, 2001

No material inadequacies found to exist as of December 31, 2001 and no material adequacies existed since January 1, 2001.